Provident Energy Announces March Cash Distribution, the Appointment of Hugh Fergusson to its Board of Directors and the Schedule for Release of 2004 Year-end Results

      NEWS RELEASE NUMBER 07-05

March 11, 2005

CALGARY, ALBERTA - Provident Energy Trust (Provident) (TSX-PVE.UN; AMEX-PVX) today announced its March cash distribution will be CDN$0.12 per unit payable on April 15, 2005. March's distribution is consistent with the distribution paid to unitholders since November 2003.

March's distributions will be paid to unitholders of record on March 21, 2005. The ex-distribution date will be March 17, 2005. For unitholders receiving their distribution in U.S. funds, the March 2005 cash distribution will be approximately US$0.10 per unit based on an exchange rate of 0.8306 The actual U.S. dollar distribution will depend on the Canadian/U.S. dollar exchange rate on the payment date and will be subject to applicable withholding taxes.

New Board Appointment

Provident Energy also announced the appointment of Hugh Fergusson to its board of directors. Mr. Fergusson is the ninth independent director of Provident's 11-director board and a member of Provident's Reserves, Operations, Environment, Health and Safety committee and the Audit committee.

Following several years of private legal practice in the areas of corporate and regulatory law, Mr. Fergusson joined the Dow Chemical Company where he was employed for 27 years until his retirement in 2004. He worked in a variety of progressively senior roles in the areas of law, government affairs, commercial and executive management in Canada and the United States, focusing in hydrocarbons and energy.

Mr. Fergusson has been engaged in a number of professional, industry and association leadership roles including the boards of directors of Dow Chemical Canada Inc., Union Carbide Canada Inc., Petromont Inc., the Gas Processors Association of the Americas and the Petrochemical Feedstock Association of the Americas. Currently he is president of Argyle Resources Inc., a senior affiliate of the Implementation and Advisory Group Ltd., and on the boards of directors of the Canadian Energy Research Institute and Taylor NGL Limited Partnership.

Born in Toronto, Ontario, Mr. Fergusson received a B.A. in political science from McMaster University, a LLB from the University of Windsor, and advanced certificates in management from the University of Western Ontario and Northwestern University. He is a member of the Law Society of Upper Canada.

2004 Year-end Results Schedule

Provident Energy will announce its fourth quarter and 2004 year-end results before market open on Monday, March 14, 2005. A conference call with senior management to review the results is scheduled for 9:00 a.m. MT (11:00 a.m. ET) on Monday, March 14. Analysts, investors and media may access the conference call by dialing 416-695-5259 in the Toronto area and 1-888-789-0089 toll-free for all other areas of Canada and the United States. Please call in five to 10 minutes prior to the scheduled start time. A live webcast will also be available on Provident's website at www.providentenergy.com . A replay of the conference call will be available on Provident's website or by dialing 416-695-5275 or 1-866-518-1010.

Provident Energy Trust is a Calgary-based, open-ended energy trust that owns and manages oil and gas production businesses and a midstream services business. Provident's energy portfolio is located in some of the more stable and predictable producing regions in western Canada, California and Wyoming. Provident provides monthly cash distributions to its unitholders and trades on the Toronto Stock Exchange and the American Stock Exchange under the symbols PVE.UN and PVX, respectively.

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Investor and Media Contact: Jennifer Pierce Senior Manager Investor Relations and Communications Phone (403) 231-6736 Email: info@providentenergy.com	Corporate Head Office: 700, 112 - 4th Avenue S.W. Calgary, Alberta T2P 0H3 Phone: (403) 296-2233 Toll Free: 1-800-587-6299 Fax: (403) 261-6696 www.providentenergy.com